Exhibit 99.25

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 29, 2020 AND FEBRUARY 28, 2019

(Expressed in Canadian Dollars unless otherwise stated)

GOLDMINING INC.

Notice to Reader

The accompanying unaudited condensed consolidated interim financial statements of GoldMining Inc. have been prepared and are the responsibility of its management. GoldMining Inc.'s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements.

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at February 29, 2020 and November 30, 2019 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at February 29,	As at November 30,
	Notes	2020	2019
		($)	($)
Assets
Current assets
Cash and cash equivalents	8	8,554,006	6,477,885
Other receivables	9	75,051	70,810
Prepaid expenses and deposits		342,047	265,469
Short-term investments	10	50,000	50,000
		9,021,104	6,864,164
Non-current assets
Reclamation deposits	4	553,816	553,816
Land, property and equipment	5	1,899,644	1,818,483
Exploration and evaluation assets	6	58,746,660	57,650,312
Investment in joint venture	7	1,319,089	1,388,352
		71,540,313	68,275,127

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	1,467,001	1,634,452
Due to joint venture	7	32,613	34,283
Due to related parties	17	9,933	143,958
Lease liability	12	51,057	-
		1,560,604	1,812,693
Non-Current Liabilities
Rehabilitation provisions	13	823,295	816,694
		2,383,899	2,629,387

Equity
Issued capital	14	122,519,880	115,499,094
Reserves	14	8,709,551	9,939,966
Accumulated deficit		(53,086,975)	(51,227,491)
Accumulated other comprehensive loss		(8,986,042)	(8,565,829)
		69,156,414	65,645,740
		71,540,313	68,275,127

Commitments (Note 19)

Subsequent events (Note 20)

Approved and authorized for issue by the Board of Directors on April 9, 2020.

/s/ "David Kong"
David Kong Director
/s/ "Pat Obara"
Pat Obara Chief Financial Officer & Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended
		February 29,	February 28,
	Notes	2020	2019
		($)	($)
Expenses
Consulting fees		129,561	58,392
Depreciation	5	66,820	52,902
Directors' fees, salaries and benefits	17	247,003	443,671
Exploration expenses	6	251,712	391,232
General and administrative		473,687	259,357
Professional fees		173,750	96,520
Share-based compensation	14	485,981	350,888
Share of loss on investment in joint venture	7	1,726	1,942
		1,830,240	1,654,904
Operating loss		(1,830,240)	(1,654,904)

Other items
Interest income		27,504	47,000
Accretion of rehabilitation provisions	13	(3,250)	(4,922)
Financing costs	12	(607)	-
Gain on settlement of accounts payable		-	53,986
Gain on disposal of equipment	5	9,897	-
Net foreign exchange loss		(62,788)	-
Net loss for the period		(1,859,484)	(1,558,840)

Other comprehensive loss
Item that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments	10	-	(2,500)
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(420,213)	61,461
Total comprehensive loss for the period		(2,279,697)	(1,499,879)

Net loss per share, basic and diluted		(0.01)	(0.01)

Weighted average number of shares outstanding, basic and diluted		143,279,782	137,122,940

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated
						Other
		Number of	Issued			Comprehensive
	Notes	Shares	Capital	Reserves	Deficit	Loss	Total
			($)	($)	($)	($)	($)
Balance at November 30, 2018		136,510,352	113,207,461	9,248,584	(45,011,517)	(6,955,266)	70,489,262
Warrants exercise	14	865,966	826,415	(176,940)	-	-	649,475
Share-based compensation	14	-	-	350,888	-	-	350,888
Foreign currency translation adjustments		-	-	-	-	61,461	61,461
Unrealized loss on short-term investments	10	-	-	-	-	(2,500)	(2,500)
Net loss for the period		-	-	-	(1,558,840)	-	(1,558,840)
Balance at February 28, 2019		137,376,318	114,033,876	9,422,532	(46,570,357)	(6,896,305)	69,989,746
Options exercise	14	214,250	232,015	(72,050)	-	-	159,965
Restricted share rights vested	14	130,000	101,400	(101,400)	-	-	-
Warrants exercise	14	1,123,636	1,081,803	(239,076)	-	-	842,727
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	6	58,761	50,000	-	-	-	50,000
Share-based compensation	14	-	-	929,960	-	-	929,960
Foreign currency translation adjustments		-	-	-	-	(1,707,024)	(1,707,024)
Unrealized gain on short-term investments	10	-	-	-	-	37,500	37,500
Net loss for the period		-	-	-	(4,657,134)	-	(4,657,134)
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740
Options exercise	14	1,598,250	2,114,303	(913,830)	-	-	1,200,473
Warrants exercise	14	3,771,986	3,631,554	(802,566)	-	-	2,828,988
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	6	1,118,359	1,274,929	-	-	-	1,274,929
Share-based compensation	14	-	-	485,981	-	-	485,981
Foreign currency translation adjustments		-	-	-	-	(420,213)	(420,213)
Net loss for the period		-	-	-	(1,859,484)	-	(1,859,484)
Balance at February 29, 2020		145,391,560	122,519,880	8,709,551	(53,086,975)	(8,986,042)	69,156,414

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months ended
	February 29,	February 28,
	2020	2019
	($)	($)
Operating activities
Net loss for the period	(1,859,484)	(1,558,840)
Adjustments for items not involving cash:		-
Depreciation	66,820	52,902
Accretion	3,250	4,922
Financing costs	607	-
Equity losses of joint venture	1,726	1,942
Share-based compensation	485,981	350,888
Gain on disposal of equipment	9,897	-
Net unrealized foreign exchange loss	67,167	-
Net changes in non-cash working capital items:
Other receivables	(4,241)	34,119
Prepaid expenses and deposits	(76,578)	(13,023)
Accounts payable and accrued liabilities	(234,618)	(470,439)
Due to (from) related parties	(134,025)	2,284
Cash used in operating activities	(1,673,498)	(1,595,245)

Investing activities
Investment in exploration and evaluation assets	(288,867)	-
Purchase of equipment	(20,930)	-
Proceeds on disposal of equipment	(9,897)	-
Cash used in investing activities	(319,694)	-

Financing activities
Proceeds from shares and warrants issued	4,029,460	649,475
Payment of lease liability	(15,344)	-
Cash generated from financing activities	4,014,116	649,475

Effect of exchange rate changes on cash	55,197	1,661

Net decrease in cash and cash equivalents	2,076,121	(944,109)
Cash and cash equivalents
Beginning of period	6,477,885	9,644,214
End of period	8,554,006	8,700,105

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009, and domiciled in Canada. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas. GoldMining Inc. changed its name from Brazil Resources Inc. on December 5, 2016 and continued under the Canada Business Corporations Act on December 6, 2016.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and are traded on the OTCQX International Market under the symbol "GLDLF" and on the Frankfurt Stock Exchange under the symbol "BSR". As at February 29, 2020, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1     Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). They were authorised for issue by the Company's Board of Directors on April 9, 2020.

2.2     Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis. The Company's consolidated financial statements and those of its wholly controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

2.3     Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and its wholly controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Copper and Gold Inc.	British Columbia, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Alaska Corp.	United States	100
BRI Mineração Ltda.	Brazil	100
BRI Paraguay S.A.	Paraguay	95
GoldMining Exploraciones S.A.S.	Colombia	100
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive loss.

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

The consolidated statement of comprehensive loss reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive loss of those investees is presented as part of the Company's other comprehensive loss. In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of commercial production, depletion of each mineral property will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive loss.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments’ contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company's financial instruments consist of cash and cash equivalents, other receivables, short-term investments, reclamation deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents, other receivables and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture and due to related parties are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

●

Short-term investments in equity securities are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive loss. Realized gains or losses on equity securities classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Impairment reviews for mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as the Company has are no instruments that have a dilutive effect on earnings.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures (in years)	5	to	10
Exploration equipment (in years)		5
Vehicles (in years)		5
Furniture and fixtures (in years)		5
Computer equipment (in years)		3
Computer software (in years)		1

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company’s accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the three months ended February 29, 2020, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs or the rehabilitation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

3.2     Adoption of new accounting standards

The accounting policies disclosed in the notes to the consolidated financial statements of the Company for the year ended November 30, 2019 have been applied consistently to all periods presented in these condensed consolidated interim financial statements, except as outlined below.

Effective December 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16"). In January 2016, the IASB published a new standard, IFRS 16 which replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The Company's accounting policy under IFRS 16 is as follows:

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset of the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Company's incremental borrowing rate. The incremental borrowing rate is a function of the Company's incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. Further, the Company has elected not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component.

Effective December 1, 2019, the Company adopted IFRS 16 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. As the Company elected to measure its right-of-use asset at an amount equal to the associated lease liability, the adjustment to retained earnings was $nil. Upon adoption of IFRS 16, the Company recognized an additional right-of-use asset and lease liability related to office space in the amount of $65,794 (notes 5 and 12).

	As reported as at		Restated balance as at
	November 30, 2019	Adjustments	December 1, 2019
	($)	($)	($)
Land, Property and Equipment	1,818,483	65,794	1,884,277
Lease liability	-	(65,794)	(65,794)
	1,818,483	-	1,818,483

When measuring its lease liability, the Company discounted lease payments using its incremental borrowing rate of 4.44% at December 1, 2019.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The Company has elected to apply the following practical expedients:

●	The Company has elected to account for leases which the lease term ends within 12 months of the date of initial application as short-term leases.
●

The Company has elected not to separate non-lease components from lease components, by class of underlying asset, and instead will account for each lease component and any associated non-lease components as a single lease component.

●	The Company will apply the exemption for low value items. These low value items continue to be classified as a lease expense.

The following table reconciles the Company’s operating lease commitments at November 30, 2019, as previously disclosed in the Company's audited annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 as of December 1, 2019:

($)
Operating lease commitments at November 30, 2019	191,483
Discounted using the incremental borrowing rate at December 1, 2019	(1,452)
Recognition exemption for short-term leases	(124,237)
Lease obligations recognized at December 1, 2019	65,794

4.	Reclamation Deposits

Reclamation deposits totalling $553,816 (2019 - $553,816) in cash have been posted with the Mackenzie Valley Land and Water Board ("MVLWB") and held by Aboriginal Affairs and Northern Development Canada for land use permits and a water license on the Yellowknife Gold Project. The reclamation deposits will be refunded once land use permits end and or a final report describing land use activities during the term of land use permits and matters related to cessation thereof, is submitted to the MVLWB.

5.	Land, Property and Equipment

				Right-of-
		Buildings and	Office	Use Assets	Exploration
	Land	Camp Structures	Equipment	(Office space)	Equipment	Vehicles	Total
		($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2018	1,008,891	1,170,394	123,225	-	341,800	367,512	3,011,822
Disposal of equipment	-	-	-	-	(31,471)	-	(31,471)
Change in reclamation estimate	-	6,720	-	-	-	-	6,720
Impact of foreign currency translation	(910)	(1,056)	(5,971)	-	(3,447)	(2,034)	(13,418)
Balance at November 30, 2019	1,007,981	1,176,058	117,254	-	306,882	365,478	2,973,653
Additions(1)	42,715	-	20,930	65,794	-	-	129,439
Disposal of equipment	-	-	-	-	(63,605)	-	(63,605)
Impact of foreign currency translation	11,043	12,389	(2,822)	-	1,272	2,787	24,669
Balance at February 29, 2020	1,061,739	1,188,447	135,362	65,794	244,549	368,265	3,064,156

Accumulated Depreciation
Balance at November 30, 2018	-	325,537	118,386	-	270,206	270,690	984,819
Disposal of equipment	-	-	-	-	(31,471)	-	(31,471)
Depreciation	-	112,317	1,336	-	41,718	58,041	213,412
Impact of foreign currency translation	-	(295)	(5,967)	-	(3,381)	(1,947)	(11,590)
Balance at November 30, 2019	-	437,559	113,755	-	277,072	326,784	1,155,170
Disposal of equipment	-	-	-	-	(63,605)	-	(63,605)
Depreciation	-	28,136	1,618	12,336	10,342	14,388	66,820
Impact of foreign currency translation	-	5,147	(2,830)	-	1,156	2,654	6,127
Balance at February 29, 2020	-	470,842	112,543	12,336	224,965	343,826	1,164,512

Net Book Value
At November 30, 2019	1,007,981	738,499	3,499	-	29,810	38,694	1,818,483
At February 29, 2020	1,061,739	717,605	22,819	53,458	19,584	24,439	1,899,644
(1)	Right-of-use assets of $65,794 were added on initial recognition of IFRS 16 (note 3).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

During the three months ended February 29, 2020, the Company disposed of equipment with a net book value of $nil for $9,897, resulting in a gain on disposal of equipment of $9,897 (three months ended February 28, 2019 - $nil).

6.	Exploration and Evaluation Assets

	For the three months ended
	February 29,	February 28,
	2020	2019
	($)	($)

Balance at the beginning of period	57,650,312	59,207,711
Mineral rights and property acquired	1,521,081	-
	59,171,393	59,207,711
Foreign currency translation adjustments	(424,733)	(47,856)
Balance at the end of period	58,746,660	59,159,855

Exploration and evaluation assets on a project basis are as follows:

	February 29,	November 30,
	2020	2019
	($)	($)
La Mina	14,344,399	14,194,856
Titiribi	12,042,469	11,916,924
Yellowknife	7,130,912	7,130,912
Crucero	7,065,245	6,991,589
Cachoeira	7,034,934	7,395,111
São Jorge	5,927,197	6,230,659
Surubim	2,173,558	2,284,840
Yarumalito	1,536,181	-
Whistler	984,798	974,532
Batistão	266,281	279,914
Montes Áureos and Trinta	202,997	213,390
Rea	27,678	27,678
Other Exploration and Evaluation Assets	10,011	9,907
Total	58,746,660	57,650,312

The Company's exploration and evaluation assets are detailed below:

La Mina

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven") pursuant to a plan of arrangement under an arrangement agreement (the "Arrangement") dated April 11, 2017, between GoldMining and Bellhaven.

Under the Arrangement, the Company acquired all of the issued and outstanding common shares of Bellhaven ("Bellhaven Shares") for consideration with a fair value of $15,721,126. The Company incurred transaction costs of $237,189, which were included in the cost of the exploration and evaluation asset.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Total consideration consisted of the issuance of 7,501,803 GoldMining Shares with a fair value of $13,503,244, assuming 5,133,750 Bellhaven warrants exercisable into 1,283,438 GoldMining shares with a fair value of $985,900, assuming 1,419,155 Bellhaven options exercisable into 354,788 GoldMining Shares with a fair value of $194,100 and cash payments and advances of $1,037,882.

As of February 29, 2020, there are 106,952 Bellhaven share options outstanding with an exercise price of $0.25, which would be convertible to a maximum of 26,738 GoldMining Shares, at an exercise price of $1.00. As of February 29, 2020, there are nil Bellhaven warrants outstanding.

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below:

La Garrucha Lease Agreement

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018 (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

La Garrucha Option Agreement

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an option payment of US$650,000 on December 6, 2022.

Titiribi

On September 1, 2016, the Company announced that it completed the acquisition of Sunward Investments Limited, which owns 100% interest in the Titiribi Gold-Copper Project (the "Titiribi Project"), from Trilogy Metals Inc. ("Trilogy"), formerly NovaCopper Inc., pursuant to the terms of the share purchase agreement (the "Titiribi Agreement") dated August 17, 2016. The Titiribi Project is located in central Colombia, southwest of the city of Medellin in the department of Antioquia.

The total consideration paid by GoldMining to Trilogy consisted of 5,000,000 GoldMining Shares, fair valued at $11,200,000, and 1,000,000 share purchase warrants of the Company (the "GoldMining Warrants"), fair valued at $510,000, with each warrant exercisable into one common share of the Company at an exercise price of $3.50 per share for a period of two years, subject to acceleration by GoldMining in certain circumstances. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Titiribi Agreement. Total transaction costs of $352,616 were included in the cost of the exploration and evaluation asset, and included an advisory fee of $135,441, which was satisfied by issuing 61,288 GoldMining Shares at a fair value of $135,441, concurrent with the closing of the transaction.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Yellowknife

On July 20, 2017, the Company acquired a 100% interest in the Yellowknife Gold Project and nearby Big Sky property (now collectively called the "Yellowknife Gold Project"), located in the Northwest Territories, Canada, from Tyhee N.W.T. Corp. ("Tyhee"), a subsidiary of Tyhee Gold Corp. The acquisition was completed pursuant to an asset purchase agreement (the "Agreement") between the Company and a receiver appointed in respect of the assets and undertaking of Tyhee. Total consideration paid by the Company under the transaction consisted of 4,000,000 GoldMining Shares with a fair value of $6,600,000, which were subject to customary escrow terms and were released over an eight-month period. Costs associated with the transaction totalled $278,531 and were included in the cost of the exploration and evaluation asset. An advisory and success fee of $179,343 was satisfied by issuing 108,693 GoldMining Shares. For accounting purposes, such share issuance was valued based on the closing GoldMining share price as traded on the date of the Agreement, being $1.65 per share.

The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby Property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

On January 25, 2018, the Company announced that it completed through its wholly-owned subsidiary, the acquisition of the Maguire Lake property (the "Property").  The Property includes the RG1, RG2 and RG3 leases, contiguous with the western boundary of the Company's Nicholas Lake-Ormsby Property.  Pursuant to the agreement to acquire the Property, GoldMining issued 60,000 common shares of the Company to Viking Gold Exploration Inc. in consideration for the Property.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Maguire Lake Property acquisition. The GoldMining Shares have been valued at $1.33 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
60,000 GoldMining Shares	79,800
Transaction costs:
Cash payment	31,113
Total	110,913

Purchase Price Allocation ($)
Exploration and evaluation assets	110,913
Net assets acquired	110,913

On May 14, 2018, the Company announced its acquisition of the Narrow Lake property (the "Property").  The Property includes the N1 and N2 claims that are contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby Property.  Pursuant to the acquisition agreement, GoldMining paid $50,000 cash and issued 33,333 GoldMining Shares, and an additional $50,000 in cash (paid) and 58,761 GoldMining Shares (issued), on the first anniversary of the closing date, in consideration for the Property. GoldMining granted the vendor a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Narrow Lake Property acquisition. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
33,333 GoldMining Shares	38,000
Cash payment	50,000
Transaction costs:
Cash payment	25,711
Total	113,711

Purchase Price Allocation ($)
Exploration and evaluation assets	113,711
Net assets acquired	113,711

Crucero

On September 19, 2017, the Company entered into a share purchase agreement (the "Agreement") with Lupaka Gold Corp. ("Lupaka") to acquire a 100% interest in the Crucero Gold Project ("Crucero" or the "Project") located in Southeastern Peru and certain related assets (the "Acquisition"). The transaction was closed on November 20, 2017.

Pursuant to the Agreement, the Company acquired all of the shares of a wholly-owned subsidiary of Lupaka, which holds a 100% interest in the Crucero Project. Total consideration paid by the Company to Lupaka under the transaction was 3,500,000 GoldMining Shares at a fair value of $5,600,000 and $750,000 in cash, which included an amount of $39,663 due for land fees payable subsequent to the date of closing. The fair value of the consideration paid was $6,310,337. The Company incurred transaction costs of $443,758 which were included in the cost of the exploration and evaluation asset.

The Project is comprised of three mining and five exploration concessions.  The three mining concessions are held indirectly by a subsidiary through a 30-year assignment from a third party running until 2038 and are subject to certain royalty obligations.

Cachoeira

On September 24, 2012, the Company acquired a 100% interest in the Cachoeira Gold Project in Pará State, Brazil (the "Cachoeira Project") from Equinox Gold, formerly Trek Mining and prior to this, Luna Gold Corp. ("Luna"). The transaction was completed under the terms of a share purchase agreement dated July 10, 2012, between GoldMining and Luna, as amended effective September 24, 2013 (the "Cachoeira Agreement"), pursuant to which GoldMining acquired all of the issued and outstanding shares of BRI International Corp. (formerly Luna Gold (International) Corp.). On September 26, 2016, the Company completed all remaining payments (the "Final Payment") due to Luna under the Cachoeira Agreement (as amended).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The Cachoeira Project was subject to a 4.0% net profits interest royalty payable to third parties by the Company's subsidiary on future production. A minimum payment of US$300,000 per year in lieu of the royalty was payable in the event that production was not achieved by October 3, 2014. The Company has not made such payment for 2014, 2015, 2016, 2017, 2018 and 2019. The royalty holders sent a formal notification of the default payments to the Company. In response to the letter, the Company replied to the royalty holders requesting them to defer such payments until all permits and licenses have been received and production is achieved or re-negotiate the agreement. On March 2, 2018, the Company announced that BRI Mineração Ltda. ("BRI"), a wholly-owned subsidiary of the Company, completed a royalty purchase agreement (the "Agreement") with certain royalty holders (the "Royalty Vendors") on the Cachoeira Project.  Pursuant to the Agreement, BRI acquired the Royalty Vendors' 66.66% interest in the existing 4.0% net production royalty on the Company's Cachoeira Project, in consideration for US$133,320 paid in cash and 698,161 common shares of the Company issued to the Vendors. As a result of the transaction, the existing royalty on the Cachoeira Project has been reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty. In March 2018, the Company received a summons from the remaining royalty holder in regard to annual payments in lieu of the remaining 1.33% of the net production royalty for the years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has accepted the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set, but is expected later in 2020.

The required exploration report and application to renew an exploration concession was approved and the concession was renewed on July 18, 2019 for a further period of 3 years.

São Jorge

On November 22, 2013, the Company announced that it acquired all of the issued and outstanding shares of Brazilian Gold Corporation ("BGC") under the terms of an arrangement agreement (the "BGC Arrangement") dated September 29, 2013, between GoldMining and BGC.

On June 14, 2010, BGC signed an Option Agreement (the "São Jorge Agreement") to acquire a 100% interest in the São Jorge Gold Project (the "São Jorge Project") from Talon Metals Corp. ("Talon"). BGC completed all the required payments under the terms of the São Jorge Agreement.

Under the terms of the São Jorge Agreement, Talon was granted a 1.0% net smelter return royalty from production on eleven exploration concessions comprising the São Jorge Project. Subsequent to signing the São Jorge Agreement, the São Jorge Project was reduced to seven concessions.  On August 17, 2015, Talon sold its 1.0% net smelter return royalty to Orion Mine Finance, who subsequently sold the royalty to Osisko Gold Royalties Ltd. on July 31, 2017.  Additionally, a net smelter return royalty of 1.0% of the proven mineable reserve as demonstrated in a feasibility study that conforms to definitions set-out in NI 43-101 relating to one concession only, is payable to a third party, which can be purchased by the Company for US$2,500,000.  This concession does not overlay any current portion of the São Jorge deposit.

In addition to the 1.0% net smelter royalty owned by Osisko over the entire property, a party that owns the surface rights over the Sao Jorge deposit is entitled to a 0.75% net smelter royalty, which can be purchased for US$750,000.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Surubim

On November 22, 2013, the Company acquired a 100% interest in the Surubim gold project pursuant to the BGC Arrangement. The Surubim Gold Project is comprised of agreements on two properties, as outlined below.

Jarbas Agreement

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011, March 23, 2015 and May 30, 2019, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments.

Pursuant to the amendment on May 30, 2019, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020;
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

A 1.3% net smelter return royalty is due upon commercial production from any ores extracted from a certain concession. Fifty percent of the net smelter return royalty can be re-purchased by the Company for US$1,500,000 within 12 months of ANM granting a mining concession. A bonus royalty is due based on the in-situ reserve ounces as outlined in a feasibility study completed to Australian Joint Ore Reserves Committee or National Instrument 43-101 standards. The bonus royalty consists of: (i) US$0.50 per reserve ounce for reserves that are less than 1,000,000 ounces of gold; (ii) US$0.75 per reserve ounce for reserves measuring between 1,000,000 to 2,000,000 ounces of gold; or (iii) US$1.00 per reserve ounce for reserves exceeding 2,000,000 ounces of gold.

Altoro Agreement

BGC entered into an agreement (the "Altoro Agreement") with Altoro Mineração Ltda. ("Altoro") on November 5, 2010, as amended on December 3, 2010, December 14, 2012 and August 5, 2015, to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to the Altoro Agreement, US$650,000 is payable to Altoro upon ANM granting a mining license over certain exploration concessions.

In addition to the above cash payments, Altoro holds a 1.5% net smelter return royalty on any gold produced from certain concessions. Once gold production has reached 2,000,000 ounces, the royalty increases to 2.0%. The Company can purchase a 0.5% royalty at any time for US$1,000,000.

Two non-core exploration concessions comprising the Altoro Agreement are under appeal for extension and await a decision by ANM.

Yarumalito

On December 2, 2019 (the "Yarumalito Closing Date"), the Company acquired a 100% interest in the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement (the "Yarumalito Agreement") between the Company and Newrange Gold Corp. ("Newrange").

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Pursuant to the Yarumalito Agreement, the Company issued 1,118,359 GoldMining Shares, which are subject to customary escrow terms and will be released as follows:

●	559,180 GoldMining Shares released on the Yarumalito Closing Date. Unless permitted under securities legislation, the GoldMining Shares must not be traded before April 3, 2020.
●

559,179 GoldMining Shares will be released on the date that is the later of: 6 months after the Yarumalito Closing Date; and the date that the assignment of the Mineral Rights is approved by the relevant Colombian Governmental Authority, registered with the National Mining Registry in a form satisfactory to the Company.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired, based on management's best estimates and all available information at the time of the Yarumalito Acquisition. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining Share price as traded on the Yarumalito Closing Date.

Purchase Price
Consideration
($)
1,118,359 GoldMining Shares	1,274,929
Cash payment	200,000
Transaction costs:
Cash payment	88,867
Total	1,563,796

Purchase Price
Allocation
($)
Land	42,715
Exploration and evaluation assets	1,521,081
Net assets acquired	1,563,796

The Yarumalito Project is comprised of one exploration concession and is covered by a 1% net smelter return royalty granted to Newrange, which can be purchased by the Company at any time before completion of a feasibility study on the Yarumalito Project for total consideration of $1,000,000.

Whistler

On August 5, 2015, the Company acquired a 100% interest in the Whistler Gold-Copper Project (the "Whistler Project") and certain related assets in south-central Alaska from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc. The Whistler Project includes 304 Alaska State Mineral Claims, a 50-person all season exploration camp, airstrip and assorted equipment. The transaction was completed under the terms of an asset purchase agreement dated July 20, 2015, between GoldMining and Centerra (the "Whistler Agreement").

The Whistler Project is covered by a 2.75% net smelter royalty over the entire property including a buffer zone as defined in the royalty agreement, which is held by Osisko Gold Royalties ("Osisko"). A 2.0% net profits interest royalty over certain claims overlying the Whistler deposit, is held by Teck Resources Limited. The Osisko net smelter royalty is subject to a buy down provision whereby the Company can reduce the net smelter return royalty to 2% upon payment of US$5,000,000 on or before the due date of the first royalty payment.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Batistão

On November 22, 2013, the Company acquired a 100% interest in the Batistão Gold Project located in Goias State, Brazil pursuant to the BGC Arrangement. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

Montes Áureos and Trinta

On September 30, 2010, the Company entered into an agreement with Apoio Engenharia e Mineração (the "Montes Áureos Agreement"). Pursuant to the Montes Áureos Agreement, the Company had the option to acquire an initial 51% undivided interest in the Montes Áureos Project over a three-year period, from September 30, 2010 to September 30, 2013 (the "Initial Option"). On June 20, 2011, the Company amended the terms of the Montes Áureos Agreement by adding the option to acquire the Trinta Project for no additional consideration. The Trinta Project is subject to the same option terms stipulated in the Montes Áureos Agreement.

The Initial Option payments are as follows:

(1)	a cash payment of US$25,000 within seven calendar days of September 30, 2010 (paid);
(2)	issue of 325,000 GoldMining Shares on or before September 30, 2013 (issued with an aggregate fair value of $326,500);
(3)	incur exploration expenditures totalling US$1,750,000 on or before September 30, 2013 (incurred); and
(4)	make all necessary payments in order to keep the Montes Áureos and Trinta Projects in good standing during the term of the Montes Áureos Agreement.

The Company is in the process of applying for the Mining Concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Rea

On November 22, 2013, the Company acquired a 75% interest in the Rea Uranium Project located in northeastern Alberta, Canada pursuant to the BGC Arrangement.

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
			incorporation,
	Three months ended		September 9, 2009, to
	February 29, 2020	February 28, 2019	February 29, 2020
	($)	($)	($)
La Mina	59,596	24,281	745,405
Titiribi	49,328	59,727	1,378,510
São Jorge	41,492	53,660	927,752
Yarumalito	41,351	-	41,351
Cachoeira	38,414	248,514	6,222,148
Yellowknife	10,783	1,460	688,444
Whistler	7,903	1,593	1,703,457
Montes Áureos and Trinta	1,668	-	1,819,966
Rea	-	-	265,930
Surubim	-	-	209,772
Crucero	-	-	130,154
Batistão	-	-	30,902
Other Exploration Expenses	1,177	1,997	1,565,733
Total	251,712	391,232	15,729,523

7.	Investment in Joint Venture

As at February 29, 2020, the Company holds an 84.05% (2019: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who holds a 15.95% (2019: 15.95%) interest in BVG.

Changes in the Company's 84.05% investment in BVG are summarized as follows:

	For the three months ended
	February 29, 2020	February 28, 2019
	($)	($)
Balance at the beginning of period	1,388,352	1,388,080
Share of losses	(1,726)	(1,942)
Foreign currency translations adjustments	(67,536)	29,924
Balance at the end of period	1,319,089	1,416,062

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%. The Company can purchase each 1.5% net smelter return royalty for US$2,000,000.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

8.	Cash and Cash Equivalents

	February 29,	November 30,
	2020	2019
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,733,700	1,338,082
Guaranteed Investment Certificates	6,820,306	5,139,803
Total	8,554,006	6,477,885

9.	Other Receivables

	February 29,	November 30,
	2020	2019
	($)	($)
Goods and services and sales tax receivable	39,723	35,380
Other receivables	35,328	35,430
Total	75,051	70,810

10.	Short-term Investments

Short-term investments are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended February 29, 2020, the Company recorded an unrealized loss of $nil (unrealized loss of $2,500 for three months ended February 28, 2019) in other comprehensive loss relating to short-term investments.

The short-term investments include 1,000,000 shares in Galleon Gold Corp. (previously Pure Nickel Inc.) acquired in the BGC Arrangement with fair value of $50,000 at February 29, 2020 (November 30, 2019: $50,000).

11.	Accounts Payable and Accrued Liabilities

	February 29,	November 30,
	2020	2019
	($)	($)
Trade payables	248,126	410,614
Accrued liabilities	1,158,901	1,163,109
Payroll and tax withholding	59,974	60,729
Total	1,467,001	1,634,452

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

12.	Lease liability

The following outlines the movements in the Company’s lease liability:

February 29,
2020
($)
Balance, November 30, 2019 (note 3)	65,794
Interest expense	607
Lease payments	(15,344)
Balance, February 29, 2020(1)	51,057
(1)	The entire lease liability is current.

During the three months ended February 29, 2020, the Company made lease payments of $15,344, consisting of interest and principal payments of $607 and $14,737, respectively. Interest payments have been recorded as financing costs in the consolidated statements of comprehensive loss.

During the three months ended February 29, 2020, the Company applied exemptions permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases in the amount of $21,231. The lease expenses were recorded within exploration expenses and general and administrative expenses in the consolidated statements of comprehensive loss.

13.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	Feburary 29,	November 30,
	2020	2019
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	6	6
Inflation rate	1.90%	1.90%
Discount rate	1.73%	1.73%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	Feburary 29,	November 30,
	2020	2019
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	4	4
Inflation rate	2.10%	2.10%
Discount rate	1.51%	1.51%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The following table summarizes the movements in the rehabilitation provisions:

	February 29,	November 30,
	2020	2019
	($)	($)
Balance at the beginning of year	816,694	795,960
Accretion	3,250	19,863
Change in estimate	-	1,142
Foreign currency translation adjustments	3,351	(271)
Total	823,295	816,694

14.	Share Capital

14.1     Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

14.2     Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2018	1,798	4,487,419	4,759,367	9,248,584
Warrants exercised	-	-	(176,940)	(176,940)
Share-based compensation	40,463	310,425	-	350,888
Balance at February 28, 2019	42,261	4,797,844	4,582,427	9,422,532
Options exercised	-	(72,050)	-	(72,050)
Restricted share rights vested	(101,400)	-	-	(101,400)
Warrants exercised	-	-	(239,076)	(239,076)
Share-based compensation	67,707	862,253	-	929,960
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966
Options exercised	-	(913,830)	-	(913,830)
Warrants exercised	-	-	(802,566)	(802,566)
Share-based compensation	79,666	406,315	-	485,981
Balance at February 29, 2020	88,234	5,080,532	3,540,785	8,709,551

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

14.3     Warrants

The following outlines the movements of the Company's share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance at November 30, 2018	11,288,363	1.35
Exercised(1)	(865,966)	0.75
Expired	(3,048,146)	0.75
Balance at February 28, 2019	7,374,251	1.67
Exercised(1)	(1,123,636)	0.75
Expired	(2,478,629)	3.50
Balance at November 30, 2019	3,771,986	0.75
Exercised(1)	(3,771,986)	0.75
Balance at February 29, 2020	-	-	gggggggggggg
(1)	During the three months ended February 29, 2020 and February 28, 2019, all warrants exercised had an exercise price of $0.75.

	Number of Bellhaven Warrants(1)	Weighted Average Exercise Price ($)
Balance at November 30, 2018 and February 28, 2019	5,133,750	0.42
Expired	(5,133,750)	0.42
Balance at November 30, 2019 and February 29, 2020	-	-
(1)	Pursuant to the Arrangement's conversion ratio, each Bellhaven warrant was exercisable into 0.25 of a GOLD Share at 4 times the Bellhaven exercise price.

14.4     Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options (the "Options") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The Option Plan provides for: (i) a "cashless exercise" feature that permits an optionee to elect to deliver a copy of irrevocable instructions to a broker to sell the GoldMining Shares otherwise deliverable upon the exercise of the Options and to deliver to the Company an amount equal to the exercise price of the Options against delivery of GoldMining Shares to settle the applicable trade; and (ii) a "net exercise" feature that permits an optionee to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Company delivering GoldMining Shares to the optionee but withholding the minimum number of GoldMining Shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.  The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

The following outlines the movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2018	10,041,250	1.16
Granted	90,000	0.87
Expired/Forfeited	(7,500)	1.69
Balance at February 28, 2019	10,123,750	1.16
Granted	2,601,000	1.05
Exercised	(214,250)	0.75
Expired/Forfeited	(47,500)	0.90
Balance at November 30, 2019	12,463,000	1.15
Granted	665,000	1.50
Exercised(1)	(1,598,250)	0.75
Expired/Forfeited	(66,250)	0.80
Balance at February 29, 2020	11,463,500	1.22
(1)

During the three months ended February 29, 2020, the Company issued 1,598,250 common shares (three months ended February 28, 2019: nil common shares issued) at a weighted average trading price of $1.47.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 29, 2020	November 30, 2019
Risk-free interest rate	1.23%	1.38%
Expected life (years)	1.25	2.88
Expected volatility	53.99%	50.33%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.45%	2.77%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

A summary of Options outstanding and exercisable at February 29, 2020, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.71	-	$0.76	970,000	0.73	1.09	970,000	1.09	0.73
$0.77	-	$0.84	2,617,500	0.78	3.74	1,946,250	3.74	0.78
$0.85	-	$1.05	2,627,250	1.05	4.47	1,230,000	4.44	1.05
$1.06	-	$1.72	4,808,750	1.59	2.43	4,273,750	2.49	1.60
$1.73	-	$2.51	440,000	1.97	1.89	440,000	1.89	1.97
			11,463,500	1.22	3.06	8,860,000	2.85	1.27

The fair value of the Options recognized as share-based compensation expense during the three months ended February 29, 2020 was $406,315 (three months ended February 28, 2019: $310,425), respectively, using the Black-Scholes option pricing model.

In addition to the stock option grants presented in the above table, effective May 30, 2017, as a result of the acquisition of Bellhaven, the following Bellhaven options are exercisable into GoldMining Shares based on the exchange ratio of 0.25 GoldMining Share for each Bellhaven option and in accordance with their existing terms, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Bellhaven Options Outstanding	Weighted Average Remaining Contractual Life (years)	Number of Bellhaven Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.25	106,952	1.40	106,952	0.25	1.40

	Number of Bellhaven Options(1)	Weighted Average Exercise Price ($)
Balance at November 30, 2019	106,952	0.25
Balance at February 29, 2020	106,952	0.25
(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, upon exercise, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at $1.00 per GoldMining Share.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

14.5     Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive RSRs to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The maximum number of GoldMining Shares reserved for issuance for RSRs granted under the RSP at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company’s RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2017	-	-
Granted	140,000	0.78
Balance at November 30, 2018 and February 28, 2019	140,000	0.78
Granted	207,488	1.05
Vested	(130,000)	0.78
Forfeited	(10,000)	0.78
Balance at November 30, 2019 and February 29, 2020	207,488	1.05

The fair value of the RSRs recognized as share-based compensation expense during the three months ended February 29, 2020 was $79,666 (three months ended February 28, 2019: $40,463).

15.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

At February 29, 2020, the Company's capital structure consists of the equity of the Company (Note 14). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

16.	Financial Instruments

The Company's financial assets include cash and cash equivalents, other receivables, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities, due to joint venture and due to related party amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of the lease liability is based on the discounted cash flow model using an interest rate of 4.44%.

16.1     Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

16.2     Currency risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 29,	As at November 30,
	2020	2019
	($)	($)
Assets
United States Dollar	26,938	100,945
Brazilian Real	44,435	10,320
Colombian Peso	35,578	343,333
Total	106,951	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,087,749.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at February 29, 2020 would have an impact of $98,080 on net loss for the three months ended February 29, 2020.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

16.3     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

16.4     Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

At February 29, 2020, the maximum exposure to credit risk for other receivables by geographic region was as follows:

	February 29,	November 30,
	2020	2019
	($)	($)
Canada	56,705	52,487
Brazil	1,473	1,548
United States	79	78
Peru	931	922
Colombia	15,863	15,775
Total	75,051	70,810

16.5     Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. Taking into account the current cash balances, the Company believes it has sufficient working capital for its present obligations for at least the next twelve months commencing from February 29, 2020. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of a financing will be favourable. The Company's working capital (current assets less current liabilities) as at February 29, 2020 was $7,460,500. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties and lease liability are expected to be realized or settled, respectively, within a one-year period.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

17.	Related Party Transactions

17.1     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three months ended February 29, 2020, the Company incurred $14,164 (three months ended February 28, 2019: $12,000) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at February 29, 2020, $8,200 was payable to such related party (November 30, 2019: $4,200). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three months ended February 29, 2020 was $54,101 (three months ended February 28, 2019: $24,021), using the Black-Scholes option pricing model.

●

During the three months ended February 29, 2020, the Company incurred $22,000 (three months ended February 28, 2019: $4,725) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at February 29, 2020, $1,733 was payable to such related party (November 30, 2019: $158).

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 29, 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

17.2     Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three months ended February 29, 2020 and 2019 comprised of:

	For the three months ended
	February 29,	February 28,
	2020	2019
	($)	($)
Management Fees(1)	53,470	49,616
Director and Officer Fees(1)	66,679	215,946
Share-based compensation	199,291	171,780
Total	319,440	437,342
(1)

Total directors' fees, salaries and benefits of $247,003 (three months ended February 28, 2019: $443,671) disclosed in the consolidated statement of comprehensive loss for the three months ended February 29, 2020, includes $43,750 and $9,720 (three months ended February 28, 2019: $39,928 and $9,688) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $66,679 (three months ended February 28, 2019: $215,946) in fees paid to the Company's president and directors, and $126,854 (three months ended February 28, 2019: $178,109) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three months ended February 29, 2020 was $319,440 (three months ended February 28, 2019: $437,342). As at February 29, 2020, $nil was payable to a director (November 30, 2019: $139,600). Compensation is comprised entirely of employment and similar forms of remuneration and directors’ fees. Management includes the Chief Executive Officer, who is also a director of the Company and Chief Financial Officer.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 29, 2020 and February 28, 2019

18.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at February 29,	As at November 30,	As at February 29,	As at November 30,
	2020	2019	2020	2019
	($)	($)	($)	($)
Colombia	29,545,254	27,666,117	20,215	26,027
Brazil	16,924,055	17,792,265	1,210,778	1,154,427
Canada	7,779,131	7,722,482	832,767	1,133,497
Peru	7,068,330	6,994,920	-	-
United States	1,202,439	1,235,179	320,139	315,436
Total	62,519,209	61,410,963	2,383,899	2,629,387

	Total operating loss
	For the three months ended
	February 29, 2020	February 28, 2019
	($)	($)
Canada	1,369,446	1,003,099
Brazil	171,908	389,251
Colombia	230,084	206,209
United States	56,140	49,121
Peru	2,662	7,224
Total	1,830,240	1,654,904

19.	Commitments

The Company has no material commitments other than the La Garrucha Agreement, Jarbas Agreement and Altoro Agreement (Note 6), and Boa Vista Mineral Rights Agreement (Note 7).

20.	Subsequent Events

The Company entered into the following transactions subsequent to February 29, 2020.

Acquisition of Almaden Gold Project

On March 3, 2020, the Company announced it had completed the acquisition of the Almaden Gold Project (the "Almaden Project") located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement between the Company and Sailfish Royalty Corp. ("Sailfish"). Total consideration under the transaction consisted of 337,619 common shares of the Company and $575,000 in cash. As a result of the transaction, the Company owns a 100% interest in the Almaden Project.